FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **SEPTEMBER 8, 2009**

News Release: **09-18** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699**
Web: http://www.naminco.ca

SUPPL

NORTHERN ABITIBI UNCOVERS 30.1 GRAMS PER TONNE GOLD OVER 0.7 METERS IN TRENCHING AND 12.5 GRAMS PER TONNE OVER 0.3 METRES IN DRILLING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-26 to 29 and from Trenches 33 and 34 from its ongoing exploration program at the Viking gold property in Newfoundland. Trenching and drilling results continue to expand and define gold mineralization along the 1.2 kilometre long Thor Trend. Drilling has resumed at Viking and is expected to continue for at least the next 2 months.

Drill Results

The location of the 2009 drill holes are shown on the map accompanying the news release dated August 5, 2009. Holes 09VK-26 to 29 all tested the Thor Trend about 200 metres south of the high grade Thor Vein and all intersected elevated gold values through their entire lengths.

Hole 09VK-26 was drilled into the footwall of the mineralized zone and intersected 13.1 metres grading 0.7 g/t gold and 2 metres grading 1.2 g/t gold. Holes 09VK-27 and 28 were drilled from the same pad and oriented toward the east to test a high grade vein and the surrounding mineralized halo. Hole 09VK-27 encountered 48 metres grading 0.5 g/t gold, including 6.7 metres grading 1.7 g/t gold, 1 metre grading 5 g/t gold and 0.3 metres grading 12.5 g/t gold. Hole 09VK-28 contained highly anomalous gold from surface to 85 metres depth, including 58.9 metres grading 0.5 g/t gold and 1.1 metres grading 5.9 g/t gold. Holes 09VK-27 and 28 are shown on the attached cross section. Both holes intersected a steeply west dipping quartz sulfide vein that is exposed at surface, demonstrating the vein is continuous for at least 50 metres down dip. Visible gold has been identified in the vein in both drill intercepts.

Hole 09VK-29 intersected 57.3 metres grading 0.3 g/t gold including 1.4 metres grading 2.6 g/t gold.

Summary of significant drill intercepts from holes 09VK-26 to 09VK-29 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-26	46.0	65.5	19.5	0.5	0.5
including	52.4	65.5	13.1	0.7	0.5
09VK-26	75.0	77.0	2	1.2	0.9
09VK-27	1.3	49.3	48	0.5	0.5
including	7.0	10.0	3	1.5	0.9
including	32.8	39.5	6.7	1.7	0.9
including	36.5	37.5	1	**5.0**	1.6
including	49.0	49.3	0.3	**12.5**	11.5
09VK-28	1.1	60.0	58.9	0.5	0.5
including	10.5	11.6	1.1	**5.9**	1.1
including	38.2	45.3	7.1	1.4	0.9
09VK-29	10.5	67.8	57.3	0.3	0.3
including	63.0	67.8	4.8	1.7	1.2
including	66.4	67.8	1.4	2.6	1.1

*The true widths of the mineralized intercepts have not been determined.

dlw 9/30

Drill holes 09VK-26 to 29 help to define the extent of low grade mineralization in the central part of the Thor Trend. Results from trenching and drilling to date indicate the zone of low grade mineralization, with grades ranging between 0.5 to over 2 g/t gold, is up 60 meters in width, and extends at least 75 metres down dip and remain open at depth. The ongoing drill program will continue to expand the mineralized zone along strike and to depth.

Trench Results
Exposures adjacent to Trench 33 have uncovered a high grade quartz-sulfide vein approximately 1 metre in width which returned 30.1 grams per tonne (g/t) gold over 0.7 metres in a surface channel sample. This vein is interpreted to be the same vein intersected in drill holes 09VK-14 and 16 located 25 metres to the south, which returned values of 18.4 g/t gold over 4.3 metres including 45.5 g/t gold over 1 metre in hole 09VK-14 and 36 g/t gold over 0.5 metres in hole 09VK-16 (previously released). Drilling and trenching suggest this high grade vein could extend, at least intermittently, for 130 metres or more along strike and at least 50 metres down dip. New samples of quartz veined exposures from within the low grade halo surrounding the high grade vein returned values including 4.8 g/t gold over 1 metre and 2.6 g/t gold over 3.41 metres.

Trench 34, located 260 metres south of Trench 33, has uncovered a zone of strong alteration which returned 0.5 g/t gold over 7.5 metres. A grab sample taken from an altered outcrop located 30 metres south of Trench 34 returned 0.4 g/t gold. This sample corresponds with a 600 metre long east-west trending magnetic low and reinforces the interpretation that this magnetic low could be reflecting a zone of hydrothermal alteration and mineralization. This area will be tested by additional trenching shortly.

Exploration Update
Drilling and trenching have resumed at Viking, with the drill currently working on hole 09VK-30. Over 1700 metres have been drilled so far this year at Viking, with a minimum of 3000 expected to be completed by October. Drilling and trenching will continue to explore the Thor Trend along its 1.2 to 1.6 kilometre strike length as well as test additional high priority exploration targets on the property.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 29 holes at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 500 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 41.4 metres grading 2.0 g/t gold, and 22 metres grading 1.91 g/t gold. A 2009 exploration program, including trenching and up to 3000 metres of core drilling, is currently underway. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

NORTHERN ABITIBI MINING CORP.

VIKING PROJECT, NEWFOUNDLAND

Simplified geologic cross section
showing drill holes 09VK-27 and 28



SW
NE
Channel sample
30.1 g/t Au over 0.7m
Channel sample
7.6 g/t Au over 0.4m
1m wide quartz vein
with sulfides and visible gold
Altered
5.9 g/t Au
over 1.1m
5.0 g/t Au
over 1m
0.3m wide quartz vein
with sulfides and visible gold
12.5 g/t Au
over 0.3m
0.5 g/t Au
over 58.9m
0.5 g/t Au
over 48m
09VK-27
1m wide quartz breccia
with 1% sulfides and
visible gold
Quartz sulfide vein
with visible gold
09VK-28
Altered
Unaltered
Legend
Drill hole
Cover
Quartz - sulfide vein
Mafic dike
Undifferentiated augen gneiss
and quartz-feldspar granite
0
10
20